Exhibit 21.1

The following is a list of subsidiaries of the Company as of December 31, 2016:

Name	Jurisdiction of Incorporation
Spark Therapeutics, Inc.	Delaware
Spark Therapeutics International Holdings, Inc.	Delaware
Spark Therapeutics International Holdings, Inc.	Delaware
Spark Therapeutics Ireland Limited	Ireland
Spark Therapeutics England Limited	England